04021902

PE
12-31-03

SEC MAIL PROCESSING
RECEIVED
APR 01 2004
WASH, D.C. 158 SECTION

Bank of The James

FINANCIAL GROUP, INC.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

Table of Contents

To Our Shareholders 2-3

Report of Independent Auditors 4

Financial Information

- Balance Sheets 5
- Statements of Income 6
- Statements of Comprehensive Income 7
- Statements of Changes in Stockholders' Equity 8
- Statements of Cash Flows 9

Notes to Financial Statements 10-25

Management's Discussion and Analysis 26-32

Graph Highlights 33-35

Board of Directors 36

Bank Officers 36

Branch Locations 37

Products and Services 38

Business Profile 39

Additional Information 39

To Our Shareholders

It is with great pleasure that we present this report covering the financial results for Bank of the James Financial Group, Inc. for the year 2003.

In this report to our shareholders, I would like to provide you with a snapshot of where our bank is now and talk about our success as a community bank. If you take the numbers we have reported, add to that 65 dedicated and knowledgable bankers, blend in the counsel of a respected board of directors, combine a host of quality banking products and services, you will find Bank of the James.

At a special meeting of shareholders held on December 17, 2003, Bank of the James shareholders approved the Agreement and Plan of Share Exchange between Bank of the James Financial Group, Inc. and Bank of the James – providing for Bank of the James to become a wholly-owned subsidiary of Bank of the James Financial Group, Inc., a Virginia corporation formed to serve as the holding company for Bank of the James. The transaction took place effective January 1, 2004. Also announced by the Board of Directors of the newly formed holding company was the approval of a 10% stock dividend on Bank of the James Financial Group, Inc. stock. We hope that this dividend will serve as another method to increase shareholder value in the Bank and also increase the liquidity of the stock.

The year 2003 was the best so far in our short history. We achieved strong financial results and accomplished all of our corporation's primary objectives. In order that we might continue to meet our objectives in the future, we developed and implemented an aggressive five-year strategic plan that involves every aspect of our company – from new product and service development to an aggressive business development plan. Each of the officers of Bank of the James serves on one of five committees that meets regularly to review our products, fees, technological opportunities and day-to-day operations.

In an effort to reduce reliance on high cost certificates of deposit, a new savings product, "Peaks Savings", was introduced in 2003 – a savings instrument that pays an "above market" rate on savings balances. We have achieved tremendous success with this product and have attracted numerous first-time customers to our bank. In addition, Peaks Savings has also helped to change our deposit mix from a high percentage of CDs to a higher percentage of lower cost core deposits.

At Bank of the James, we continually strive to find better ways to serve our customers' needs by enhancing the products and services we offer, introducing innovative new products and establishing new offices for their banking convenience. We are experiencing exciting growth here at Bank of the James. In February of 2004, we opened a new 10,000 square foot office in Forest, Virginia. Our new Forest branch offers full service banking and is home to the bank's mortgage division, Bank of the James Mortgage.



Robert R. Chapman III

In the summer of 2004 and pending regulatory approval, the bank plans to open a second branch location in downtown Lynchburg at 828 Main Street. The building will be named the "Bank of the James" building and the bank will occupy the lobby and second floor. Due to the growth and expansion of our operations, retail services and commercial loan divisions, these departments will move from the Church Street location to the new Main Street branch. The bank will continue to operate the existing full-service lobby, drive-thru and ATM banking at 615 Church Street.

Our team of dedicated and extremely talented employees is the force that guides this bank day-to-day. Nowhere have I seen such dedication, energy or attention to detail. The employees at Bank of the James truly love their jobs and take it personally to provide our customers with the best banking experience possible. They are committed to our customers, know our community and are the reasons that our customers not only keep coming back but also refer others to our bank. Whether you are a first-time customer walking through our doors or a well established customer, you will always be greeted with a cheerful smile and a friendly hello.

Our unique style of hometown banking is what separates us from our competition. When you bank with us, you know the owners of the bank and the managers who make the decisions. You know them because you live and work in the same community and they are accessible in a variety of ways.

They are committed to the communities they serve. They make policy and credit decisions based on local factors. At Bank of the James, we are your neighbors, we're dedicated to service, and we care about your success.

We are very privileged to have a group of influential members of our community who make meaningful contributions to the bank through their roles on our Board of Directors. We thank each of them for their commitment to the bank and for representing Bank of the James throughout the counties and cities that we serve.

We take our role as a community bank very seriously. We have demonstrated that we can effectively compete with the larger banks by delivering personal, quality service to our local market. We listen to our customers, find out what their needs are and tailor our products and services in response to the specific needs of the people we serve. The ability to adapt and make changes is a key attribute for our community bank.

We are proud of the technological products we are able to offer our customers at Bank of the James. In 2003, we added a Bill Pay program to our Online Banking product and have had a favorable response from our customers. At this time, we are offering this service free to our customers. Our customers can also use our Telephone Banking service to check on account status.

In 2003, Bank of the James was the recipient of the *Small Business of the Year* awards for both Lynchburg City and Amherst County. We hope that you share our pride in being recognized for your company's contributions to the community.

Bank of the James is a vital and vibrant part of the communities we serve. There will always be a need for community banking, and Bank of the James is well positioned to answer that local call and continue to make a difference in the financial landscape of our Region 2000 marketplace.

On December 31, 2003, our Chief Executive Officer, James R. Hughes, Jr. retired after spending 50 years in the banking industry. Mr. Hughes has been a statewide banking leader, previously serving as President for Fidelity American Bank in Richmond, Liberty Bank of Bedford and for the past four and one-half years, as President and CEO of Bank of the James. Mr. Hughes will stay on as Vice Chairman of your Board of Directors. Ask anyone about Jim Hughes and you will hear words such as friend, successful businessman, community leader, dedicated husband, father and grandfather. On behalf of the Board of Directors and employees of Bank of the James, we thank you, Jim Hughes, for your compassion and respect for your customers, friends and fellow employees and for your boundless energy and enthusiasm for this bank. The unselfish sharing of your knowledge and wisdom and your high character and leadership has set the standard for banks and bankers everywhere.

As a shareholder of Bank of the James Financial Group, Inc., you should feel an obligation to contribute to the success of your investment. If you are currently a customer of our bank, we thank you and ask that you continue to refer others to Bank of the James. If you have stock in our company and are not banking with us, we invite you to stop by any of our offices and start banking with us today. We want your business.

The annual meeting of shareholders will be held on Thursday, May 13th, 2004, at 4 p.m. on the 8th floor of the Bank of the James Building at 828 Main Street, Lynchburg, Virginia. All shareholders are invited to attend.

Thank you for being part of our bank and for your investment in our company. We look forward to seeing you on May 13th and to serving you in the future.

Sincerely,

Robert R. Chapman III

Robert R. Chapman, III
President and CEO, Bank of the James
President, Bank of the James Financial Group, Inc.

CHERRY
BEKAERT &
HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors

The Board of Directors and Stockholders
Bank of the James
Lynchburg, Virginia

We have audited the accompanying balance sheets of Bank of the James as of December 31, 2003 and 2002, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Lynchburg, Virginia
January 9, 2004

BANK OF THE JAMES
Balance Sheets
December 31, 2003 and 2002

Assets

	2003	2002
Cash and due from banks	$ 5,247,441	$ 3,803,513
Federal funds sold	4,970,000	4,495,000
Total cash and cash equivalents	10,217,441	8,298,513
Securities held-to-maturity	7,993,353	8,000,000
Securities available-for-sale	6,962,845	8,477,818
Loans, net	114,603,608	85,749,996
Premises and equipment, net	3,631,725	2,220,514
Community Banker's Bank stock	55,650	55,650
Federal Reserve Bank stock	280,700	280,700
Federal Home Loan Bank stock	179,700	129,800
Interest receivable	729,137	613,301
Deferred tax asset	242,423	161,175
Other assets	113,949	83,620
Total assets	$ 145,010,531	$ 114,071,087

Liabilities and Stockholders' Equity

	2003	2002
Deposits		
Noninterest-bearing demand	$ 16,420,335	$ 14,320,611
NOW, money market and savings	44,516,687	28,737,750
Time	72,549,119	60,451,117
Total deposits	133,486,141	103,509,478
Income taxes payable	37,901	335,249
Interest payable	80,814	111,878
Other liabilities	97,144	141,185
Total liabilities	133,702,000	104,097,790
Stockholders' equity		
Common stock $4 par value; authorized 10,000,000 shares; issued and outstanding 935,630 shares	3,742,520	3,742,520
Additional paid-in-capital	5,613,780	5,613,780
Unrealized gain on securities available-for-sale	12,141	93,279
Accumulated earnings (deficit)	1,940,090	523,718
Total stockholders' equity	11,308,531	9,973,297
Total liabilities and stockholders' equity	$ 145,010,531	$ 114,071,087

See notes to financial statements.

BANK OF THE JAMES
Statements of Income
Years ended December 31, 2003 and December 31, 2002

	2003	2002
Interest income		
Loans	$ 7,077,601	$ 5,851,238
Federal funds sold	37,633	100,374
Securities		
U.S. Government and agency obligations	534,764	359,765
Other	104,412	210,456
Total interest income	7,754,410	6,521,833
Interest expense		
Federal funds purchased	9,493	279
Deposits		
NOW, money market and savings	323,139	260,325
Time deposits	1,936,046	2,290,804
Total interest expense	2,268,678	2,551,408
Net interest income	5,485,732	3,970,425
Provision for loan losses	552,072	624,157
Net interest income after provision for loan losses	4,933,660	3,346,268
Other operating income		
Service charges, fees, and commissions	1,610,865	1,379,806
Gain on sale of securities	15,127	-
Total other operating income	1,625,992	1,379,806
Other operating expenses		
Salaries and employee benefits	1,800,169	1,453,617
Occupancy	261,503	221,961
Equipment	576,722	410,372
Supplies	219,078	179,339
Outside expenses	721,106	573,068
Marketing	204,331	157,147
Credit expense	217,372	193,807
Other	404,986	303,005
Total other operating expenses	4,405,267	3,492,316
Income before income taxes	2,154,385	1,233,758
Income tax (expense) benefit	(738,013)	(419,460)
Net income	$ 1,416,372	$ 814,298
Income per common share - basic	$ 1.51	$ 0.87
Income per common share - diluted	$ 1.47	$ 0.85

See notes to financial statements.

BANK OF THE JAMES
Statements of Comprehensive Income
Years ended December 31, 2003 and December 31, 2002

	2003	2002
Net income	$ 1,416,372	$ 814,298
Other comprehensive income, net of tax		
Unrealized gains on securities	(71,154)	37,687
Less: reclassification adjustment	(9,984)	-
Comprehensive income	$ 1,335,234	$ 851,985

See notes to financial statements.

BANK OF THE JAMES
Statements of Changes in Stockholders' Equity
Years ended December 31, 2003 and December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Earnings (Deficit)	Total
Balance at December 31, 2001	$ 3,742,520	$ 5,613,780	$ 55,592	$ (290,580)	$ 9,121,312
Net income	-	-	-	814,298	814,298
Change in net unrealized gains on securities available-for-sale net of deferred taxes of $48,053	-	-	37,687	-	37,687
Balance at December 31, 2002	3,742,520	5,613,780	93,279	(523,718)	9,973,297
Net income	-	-	-	1,416,372	1,416,372
Change in net unrealized gains on securities available-for-sale net of deferred taxes of $6,255	-	-	(71,154)	-	(71,154)
Reclassification adjustment for gains included in net income, net of income tax expense $(5,143)	-	-	(9,984)	-	(9,984)
Balance at December 31, 2003	$ 3,742,520	$ 5,613,780	$ 12,141	$ 1,940,090	$ 11,308,531

See notes to financial statements.

BANK OF THE JAMES
Statements of Cash Flows
Years ended December 31, 2003 and December 31, 2002

	2003	2002
Cash flows from operating activities		
Net income	$ 1,416,372	$ 821,438
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	370,507	312,098
Net amortization and accretion of premiums and discounts on securities	22,584	14,022
Gain on sale of available-for-sale securities	(15,127)	-
Provision for loan losses	552,072	624,157
Provision for deferred income taxes	(6,311)	(7,140)
(Increase) decrease in interest receivable	(115,836)	(246,359)
(Increase) decrease in other assets	(30,329)	110,002
Increase (decrease) in income taxes payable	(330,487)	269,560
Increase (decrease) in interest payable	(31,064)	(8,873)
Increase (decrease) in other liabilities	(44,041)	56,941
Net cash provided by operating activities	1,788,340	1,945,846
Cash flows from investing activities		
Purchases of securities held-to-maturity	(5,000,000)	(8,000,000)
Proceeds from maturities and calls of securities held-to-maturity	5,000,000	-
Decrease in interest bearing deposits	-	100,000
Purchases of securities available-for-sale	(5,000,000)	(6,000,000)
Proceeds from maturities and calls of securities available-for-sale	5,390,227	3,527,315
Proceeds from sale of securities available-for-sale	1,001,000	-
Purchase of Community Banker's Bank stock	-	(18,550)
Purchases of Federal Reserve Bank stock	-	(20,150)
Origination of loans, net of principal collected	(29,486,363)	(22,543,931)
Recoveries on loans charged off	80,679	17,913
Purchases of premises and equipment	(1,781,718)	(963,839)
Net cash used in investing activities	(29,846,075)	(33,946,642)
Cash flows from financing activities		
Net increase in deposits	29,976,663	37,320,689
Net cash provided by financing activities	29,976,663	37,320,689
Increase (decrease) in cash and cash equivalents	1,918,928	5,319,893
Cash and cash equivalents at beginning of year	8,298,513	2,978,620
Cash and cash equivalents at end of year	$ 10,217,441	$ 8,298,513

See notes to financial statements.

Note 1 - Organization

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's four locations consist of three in Lynchburg, Virginia, one of which is the Mortgage Division, and one in Madison Heights, Virginia.

On December 17, 2003, the Bank's stockholders approved the Agreement and Plan of Share Exchange Between Bank of the James Financial Group and Bank of the James dated October 9, 2003, providing for the Bank of the James to become a wholly owned subsidiary of Bank of the James Financial Group, Inc. The transaction will become effective January 1, 2004.

Note 2 - Summary of significant accounting policies

The following is a description of the significant accounting and reporting policies the Bank follows in preparing and presenting its financial statements.

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash, due from banks and federal funds sold.

Securities

The Bank classifies its securities in three categories: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost. Amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of stockholders' equity.

The Bank does not engage in trading securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

Continued

Note 2 - Summary of significant accounting policies (continued)

Loans

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis.

The Bank uses the allowance method in providing for possible loan losses. The provision for loan loss is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Interest related to non-accrual loans is recognized on the cash basis. Loans are generally placed on non-accrual status when the collection of principal and interest is 90 days or more past due.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Management considers loans to be impaired when based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Continued

Note 2 - Summary of significant accounting policies (concluded)

Income taxes

The Bank computes its income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income.

Comprehensive income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Bank is required to classify items of other comprehensive income (such as net unrealized gains (losses) on securities available-for-sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

In accordance with the provisions of the SFAS 130, the Bank has included in the accompanying financial statements, comprehensive income resulting from such activities. Comprehensive income consists of the net income or loss and net unrealized income or losses on securities available-for-sale. These amounts are reported net of the income tax benefit less any related allowance for realization. Also, accumulated other comprehensive income is included as a separate disclosure within the statements of changes in stockholders' equity in the accompanying financial statements.

Marketing

The Bank expenses marketing costs as incurred.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $3,508,000 and $2,211,000 for the weeks including December 31, 2003 and 2002, respectively.

Note 4 - Securities

A summary of the amortized cost and carrying value of securities by maturity distribution follow:

	December 31, 2003			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. Government and agency obligations	$ 7,993,353	$ 5,892	$ (74,034)	$ 7,925,211
Available-for-sale				
U.S. Government and agency obligations	$ 5,171,349	$ 38,029	$ (8,950)	$ 5,200,428
Mortgage-backed securities	1,773,100	8,191	(18,874)	1,762,417
	$ 6,944,449	$ 46,220	$ (27,824)	$ 6,962,845

	December 31, 2002			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. Government and agency obligations	$ 8,000,000	$ 119,265	$ -	$ 8,119,265
Available-for-sale				
U.S. Government and agency obligations	$ 6,000,000	$ 93,770	$ -	$ 6,093,770
Mortgage-backed securities	1,332,897	24,991	-	1,357,888
Corporate obligations	1,003,590	22,570	-	1,026,160
	$ 8,336,487	$ 141,331	$ -	$ 8,477,818

The amortized costs and fair values of securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	-	-
Due after five years through ten years	-	-	5,160,357	5,152,341
Due after ten years	7,993,353	7,925,211	1,784,092	1,810,504
	$ 7,993,353	$ 7,925,211	$ 6,944,449	$ 6,962,845

Continued

Note 4 – Securities (concluded)

The Bank sold $1,000,100 of securities available-for-sale in 2003 with realized gains on the sales totaling $15,127. There were no sales of securities in 2002.

The amortized costs of securities pledged to collateralize public deposits were approximately $2,000,000 (fair value of $2,025,300 and $1,022,130) at December 31, 2003 and 2002.

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31	
	2003	2002
Real estate - residential	$ 51,808,397	$ 38,832,680
Commercial loans	45,454,947	32,618,948
Installment and other	18,790,840	15,379,464
Total loans	116,054,184	86,831,092
Less allowance for loan losses	1,450,576	1,081,096
Net loans	$ 114,603,608	$ 85,749,996

The activity in the allowance for loan losses for 2003 and 2002 is summarized as follows:

	2003	2002
Balance at beginning of period	$ 1,081,096	$ 746,797
Provision charged to operations	552,072	624,157
Loan charge-off	(263,270)	(307,771)
Loan recoveries	80,678	17,913
Balance at end of period	$ 1,450,576	$ 1,081,096

Non-accrual loans were approximately $100,138 at December 31, 2003 and $42,000 at December 31, 2002. Interest income that would have been earned on non-accrual loans, if they had been current in accordance with their original terms, and the recorded interest that was included in income on these loans, was not significant for 2003 and 2002.

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes, the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

Continued

Note 5 - Loans and allowance for loan losses (concluded)

The Bank's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2003 and 2002 were $2,940,851 and $2,480,227, respectively. During 2003, new loans and advances amounted to $1,446,741 and repayments amounted to $986,117. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 6 – Premises and equipment

Property and equipment at December 31, 2003 and 2002 are summarized as follows:

	December 31	
	2003	2002
Land	$ 461,462	$ 210,713
Building and improvements	892,690	892,690
Construction in progress	1,110,718	-
Furniture and equipment	1,928,247	1,507,997
Leasehold improvements	455,285	455,284
	4,848,402	3,066,684
Less accumulated depreciation	1,216,677	846,170
Net property and equipment	$ 3,631,725	$ 2,220,514

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31	
	2003	2002
Demand		
Non-interest bearing	$ 16,420,335	$ 14,320,611
Interest bearing	23,749,513	25,619,087
Savings	20,767,173	3,118,663
Time, $100,000 or more	15,968,815	14,645,716
Other time	56,580,305	45,805,401
	$ 133,486,141	$ 103,509,478

Continued

Note 7 – Deposits (concluded)

At December 31, 2003, maturities of time deposits are scheduled as follows:

Year Ending	Amount
2004	$ 57,508,609
2005	6,906,318
2006	2,020,335
2007	3,650,930
2008 and thereafter	2,462,928
	$ 72,549,119

Note 8 - Income taxes

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31	
	2003	2002
Current federal income tax expense	$ 781,086	$ 413,149
Deferred federal income tax expense (benefit)	(43,073)	6,311
Income tax provision	$ 738,013	$ 419,460

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2003	2002
Computed "expected" income tax provision (benefit)	$ 732,491	$ 419,478
Increase (reduction) in income tax benefit resulting from		
Non-deductable expenses	3,780	(18)
Affect of rate tiers	1,742	-
Income tax provision	$ 738,013	$ 419,460

Continued

Note 8 – Income taxes (concluded)

The tax effects of temporary differences and the tax benefit from the net operating loss carryover result in deferred tax assets and liabilities as presented below:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 346,097	$ 242,273
Organizational and start-up expenses	14,691	41,746
Gross deferred tax assets	360,788	284,019
Deferred tax liability		
Depreciation	112,110	74,791
Unrealized gain on available for sale securities	6,255	48,053
Gross deferred tax liability	118,365	122,844
Net deferred tax asset	$ 242,423	$ 161,175

Note 9 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	2003	2002
Numerator:		
Net income available to Shareholders	$ 1,416,372	$ 814,298
Denominator:		
Weighted-average shares outstanding	935,630	935,630
Basic EPS weighted average shares outstanding	935,630	935,630
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	26,159	19,083
Diluted EPS weighted-average shares outstanding	961,789	954,713
Basic earings per share	$ 1.51	$ 0.87
Diluted earings per share	$ 1.47	$ 0.85

Continued

Note 10 – Defined Contribution Benefit Plan

The Bank adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. The Bank made a matching contribution to the plan in the amount of 100% and 25%, respectively, of the first 6% of the elective contributions made by the participants. The Bank's expense for the plan totaled $79,994 and $66,437 for 2003 and 2002, respectively.

Note 11 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. During the period ended December 31, 1999, 46,800 options were granted at an option exercise price of $10 per share, the fair market price on the date of the grant. The options granted vest over a three-year period in installments, with the first vesting having occurred upon approval by the stockholders. During the year ended December 31, 2001, 17,700 shares were awarded at $11.25 per share, fair market price on the date of the grant. The options granted vest over a two-year period commencing in 2002. During the year ended December 31, 2002, 1,000 and 23,550 shares were awarded at $14.25 and 15.00 per share, fair market price on the date of grant. The options vest over a two year period. During the year ended December 31, 2003, 1,000 and 31,550 shares were awarded at $14.75 and $22.25 per share, fair market price on the date of grant. The options vest over a two year period.

	Available for Grant	Options Granted/ Outstanding
Balance December 31, 2001	12,100	77,900
Authorized	50,000	-
Forfeited	500	(500)
Granted	(24,550)	24,550
Balance December 31, 2002	38,050	101,950
Forfeited	600	(600)
Granted	(32,550)	32,550
Balance December 31, 2003	6,100	133,900

The following summarized information concerning currently outstanding and exercisable options:

	Options Exercisable		
Exercise Price	Options Granted/ Outstanding	Remaining Contractual Life	Number of Option Vested
$ 10.00	46,700	5.9	46,700
$ 11.00	13,200	7.2	13,200
$ 11.25	17,300	7.9	17,300
$ 14.25	1,000	8.4	500
$ 14.75	1,000	9.3	-
$ 15.00	23,150	8.9	11,575
$ 22.25	31,550	9.9	-
	133,900		89,275

Continued

Note 11 - Stock option plan (concluded)

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123, the Bank has adopted the disclosure-only option and elected to apply the provisions of APB No. 25 for financial statement purposes. No stock-based employee compensation cost is reflected in net income for these plans.

Pro forma information regarding net income and earnings per share have been determined as if the Bank had accounted for its employee stock options using the fair value method, and is presented below.

	Year ended December 31, 2003		Year ended December 31, 2002	
Net income:				
As reported	$	1,416,372	$	814,298
Deduct: total stock-based compensation cost determined under the fair value method, net of tax				
Pro forma		(37,754)		-
	$	1,378,618	$	814,298
Basic earnings per share:				
As reported	$	1.51	$	0.87
Pro forma	$	1.47	$	0.87
Diluted earnings per share:				
As reported	$	1.47	$	0.85
Pro forma	$	1.43	$	0.85

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2003 and 2002; dividend yield of 0%, expected volatility of 10%, a risk-free interest rate of 4.08%, and expected lives of 7 years.

Note 12 – Stockholders' equity

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare.

On December 17, 2003, the Board of Directors of Bank of the James Financial Group, Inc. declared a 10% stock dividend to shareholders of record on January 2, 2004. The stock dividend will be payable on or about January 27, 2004 and increase outstanding shares of common stock from 935,630 to 1,029,193.

Note 13 – Supplemental cash flow information

The Bank paid $2,251,066 and $2,571,138 for interest for the years ended December 31, 2003 and 2002, respectively.

The Bank paid $1,066,599 and $148,327 for income taxes for the years ended December 31, 2003 and 2002, respectively.

Note 14 - Regulatory matters (All amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2003 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2003 and 2002 are also presented in the table below, dollars are in thousands.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	December 2003 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 12,748	10.8%	$ 9,413	>8.0%	$ 11,766	>10.0%
Tier I capital (to risk-weighted assets)	$ 11,297	9.6%	$ 4,706	>4.0%	$ 7,060	>6.0%
Tier I capital (leverage) (to average assets)	$ 11,297	8.2%	$ 5,531	>4.0%	$ 6,914	>5.0%

Continued

Note 14 - Regulatory matters (All amounts in thousands) (continued)

	December 2002 (dollars in thousands)									
	Actual			For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions			
		Amount	Ratio		Amount	Ratio		Amount	Ratio	
Total capital (to risk-weighted assets)	$	9,973	11.2%	$	7,146	>8.0%	$	8,933	>10.0%	
Tier I capital (to risk-weighted assets)	$	9,880	11.1%	$	3,573	>4.0%	$	5,360	>6.0%	
Tier I capital (leverage) (to average assets)	$	9,880	8.9%	$	4,453	>4.0%	$	5,566	>5.0%	

Note 15 – Contingent liabilities

The Bank rents, under a non-cancelable lease, one of its banking facilities. The initial term of the lease is for five years with an additional renewal term of five years. During 2001, the Bank entered into a three-year non-cancelable lease for its mortgage division. The lease may be renewed for an additional year.

Rental expenses under operating leases were $83,300 and $83,060 for the years ended December 31, 2003 and 2002, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2003 are as follows:

Year Ending	Amount
2004	$ 142,095
2005	209,099
2006	220,349
2007	22,432
2008	228,265
Thereafter	1,386,853
	$2,209,093

Note 16 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

	Contract Amounts at December 31	
	2003	2002
Commitments to extend credit	$ 20,609,525	$ 16,186,539
Standby letters of credit	$ 1,297,716	$ 359,426

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 17 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. Accounts at this institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $1,374,080 and $577,940 at December 31, 2003 and 2002, respectively.

Note 18 – Disclosures about fair values of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Bank to disclose estimated fair values of its financial instruments.

The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which is practicable to estimate fair value.

Cash and due from banks and federal funds sold

The carrying amount is a reasonable estimate of fair value.

Interest bearing deposits

The carrying amount is a reasonable estimate of fair value.

Securities

The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate - residential, real estate - other, loans to individuals and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Continued

Note 18 – Disclosures about fair values of financial instruments (continued)

Deposits

The fair values of non-interest-bearing demand deposits, interest-bearing demand deposits and savings deposits are equal to their carrying amounts since the amounts are payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated by discounting scheduled cash flows through maturity using interest rates currently offered for deposits of similar remaining maturities.

Commitments to extend credit and standby letters of credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not material at December 31, 2003 and 2002, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Bank's financial instruments are summarized as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 5,247,441	$ 5,247,441	$ 3,803,513	$ 3,803,513
Federal funds sold	4,970,000	4,970,000	4,495,000	4,495,000
Interest bearing deposits	-	-	-	-
Securities				
Available for sale	6,962,845	6,962,845	8,477,818	8,477,818
Held to maturity	7,993,353	7,925,211	8,000,000	8,119,265
Loans, net	114,603,608	115,096,404	85,749,996	86,180,901
Total financial assets	$ 139,777,247	$ 140,201,901	$ 110,526,327	$ 111,076,497
Financial liabilities				
Deposits	$ 133,486,141	$ 130,312,336	$ 103,509,478	$ 102,994,505

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 19 - Impact of Recently Issued Accounting Standards

SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued in June 2002 and addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement is effective for exit or disposal activities initiated after December 31, 2002; its adoption effective January 1, 2003 did not have a material impact on the financial statements of the Bank.

SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123*, was issued in December 2002 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Bank has elected to continue to account for stock-based compensation under Accounting Principles Board No. 25.

SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued in April 2003 and amends SFAS No. 133 for certain decisions made by the Financial Accounting Standards Board as part of the Derivatives Implementation Group process and to clarify the definition of a derivative. This statement is effective for contracts entered into or modified after June 30, 2003, except for certain specific issues already addressed by the Derivatives Implementation Group and declared effective that are included in the statement. The adoption of the provisions of this statement is not expected to have a material impact on the financial statements of the Bank.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, was issued in May 2003 and establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of this statement did not have a material impact on the financial statements of the Bank.

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34* was issued in November 2002 and elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of the provisions of this FASB Interpretation did not have a material impact on the financial statements of the Bank.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. The Bank does not have a variable interest entities as defined by this Interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a significant effect on financial position or results of operations of the Bank.

BANK OF THE JAMES
Management's Discussion and Analysis or Plan of Operation
Years Ended December 31, 2003 and December 31, 2002

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank.

Subsequent Events

Bank of the James Financial Group, Inc. ("Financial") was incorporated under the laws of the Commonwealth of Virginia on October 3, 2003 and is a bank holding company for Bank of the James (the "Bank"). Effective January 1, 2004, pursuant to an Agreement and Plan of Share Exchange dated October 9, 2003 (the "Agreement") between Financial and the Bank, and approved by the shareholders of the Bank at a special meeting of shareholders held on December 17, 2003, Financial acquired all of the outstanding stock of the Bank in a statutory share exchange transaction. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of Financial on a one-for-one basis.

Following completion of the share exchange, Financial became the successor issuer to the Bank, pursuant to Rule 12g-3 (promulgated under the Securities Exchange Act of 1934).

As of the date hereof, the sole business of Financial is the ownership of the capital stock of the Bank. Financial had no business until January 1, 2004 and unless otherwise noted all of the financial results and statements referenced herein refer to the results and statements of the Bank.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Financial has a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends and peer comparisons in addition to historical experience to evaluate the allowance for loan losses.

The method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses" below.

General

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July, 1999.

BANK OF THE JAMES
Management's Discussion and Analysis or Plan of Operation
Years Ended December 31, 2003 and December 31, 2002

The Bank is a community-oriented financial institution that provides varied banking services to individuals, small and medium-sized businesses, and professional concerns in the Central Virginia, Region 2000 area, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the City of Bedford, Bedford County, Campbell County, and the City of Lynchburg. The Bank strives to provide its customers with products comparable to statewide regional banks located in its market area, while maintaining the prompt response and level of service of a community bank. Management believes this operating strategy has particular appeal in the Bank's market area.

The Bank's mission is premised on growing a profitable banking operation in a prudent manner while maintaining high quality service to its customers in Region 2000. Management of the Bank is committed to serving the banking needs of Region 2000 and has developed a marketing strategy that targets and appeals to individuals, small to medium sized businesses, and professional concerns. The Bank believes that it is currently meeting such needs and strives to create other mechanisms with which it will meet the challenges of servicing such customers in the future. Management of the Bank realizes that to remain competitive, the Bank will need to open additional branches and it continues to evaluate options regarding the establishment of additional branches. Management is cognizant of the fact that the population of the Bank's market area continues to expand and the Bank should be able to grow its deposit base in the future and, as a result, increase its lending opportunities in such communities. Management also is attempting to limit interest rate risk by not making fixed rate loans in excess of five years. The Bank is also mindful of its operating expenses and expects to keep such expenses at a low level. By adhering to the above policies, management intends to enhance the Bank's profitability in the upcoming year.

The Bank began operating in July, 1999. The operating results of the Bank depend primarily upon its net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits. The Bank's net income also is affected by its provision for loan losses, as well as the level of its other operating income, including loan fees and service charges, gains on sales of loans and its other operating expenses, including salaries and employee benefits, occupancy expense, data processing expenses, Federal Deposit Insurance Corporation premiums, miscellaneous other expenses, franchise taxes, and income taxes.

2003 Compared to 2002

The comparison of operating results for the Bank between 2003 and 2002 should be read in the context of the relatively short operating history of the Bank. The Bank began operations on July 22, 1999, opened the Chestnut Hill Branch as its second location in November, 2000, opened the Madison Heights Branch as its third location in June, 2002, opened the Forest Branch in February, 2004 as its fourth location and opened its Mortgage Division in March 2001. Thus, the results for the year ended December 31, 2002 reflect the result of operations for the Madison Heights Branch for approximately six months while the results for the year ended December 31, 2003 include results from the Madison Heights Branch for a full year.

Earnings Summary for the Bank

The net income for the Bank for the year ended December 31, 2003 was $1,416,000 or $1.51 per basic and $1.47 per diluted share compared with net income of $814,000 or $0.87 per basic and $0.85 per diluted share for the year ended December 31, 2002. Note 9 of the Financial Statements provides additional information with respect to the calculation of the Bank's earnings per share.

The increase in net income of $602,000 in 2003 compared to 2002 was due in large part to the following factors: i) the Bank's fixed costs were spread over a larger base of business; ii) an increase in non-interest income; and iii) an increase in the size of the loan portfolio, the Bank's primary method of investment.

These operating results represent a return on average shareholders' equity of 13.20% for the year ended December 31, 2003 compared to 8.55% for the year ended December 31, 2002. Return on average assets for the year ended December 31, 2003 was 1.14% compared to 0.84% in 2002.

Financial Condition Summary of the Bank

The Bank's total assets were $145,011,000 at December 31, 2003, an increase of $30,940,000 or 27.1% from $114,071,000 compared with December 31, 2002. The increase may be attributed to strong deposit growth from $103,509,000 for the period ended December 31, 2002 to $133,486,000 at the end of the same period in 2003, for an increase of 29.0%. Non-interest-bearing deposits increased $2,099,000 or 14.7% from $14,321,000 at December 31, 2002 to $16,420,000 at December 31, 2003. Interest-bearing deposits increased $27,877,000 or 31.3% from $89,189,000 at December 31, 2002 to $117,066,000 at December 31, 2003. In the fall of 2003, the Bank introduced a new savings account known as "Peaks Savings." The Peaks Savings accounts pay interest at above market rates and the product was well received by Bank customers. The significant portion of the increase in interest-bearing deposits is attributable to the Peaks Savings product.

Loans, net of unearned income and the loan loss provision, increased from $85,750,000 as of December 31, 2002 to $114,604,000 as of December 31, 2003, an increase of 33.6%. This increase can be attributed to a continued low interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service. Cash and cash equivalents increased from $8,299,000 in 2002 to $10,217,000 in 2003. This increase was due to deposits increasing more than loans and the investment of those deposits in overnight Fed Funds which are cash equivalents. Securities available-for-sale decreased $1,514,000 in 2003 to $6,963,000 from $8,478,000 at December 31, 2002. Securities held to maturity (not marked to market) decreased from $8,000,000 as of December 31, 2002 to $7,993,000 as of December 31, 2003. These decreases are attributable in large part to the call or maturity of securities in the Bank's portfolio.

Shareholders' equity increased $1,335,000, or 13.4% from December 31, 2002 to December 31, 2003. The increase resulted from Bank's operating income and was partially offset by a decrease in the value of unrealized gains on securities available for sale. At December 31, 2003 the Bank's regulatory capital levels exceeded those established for well-capitalized institutions.

Net Interest Income and Net Interest Margin for the Bank

The fundamental source of the Bank's revenue, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits represent interest bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation. Net interest income for 2003 increased $1,516,000 to $5,486,000 or 38.2% from net interest income of $3,970,000 in 2002. The growth in net interest income was due to the increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits and an increase in the net interest margin. The net interest margin increased to 4.68% in 2003 from 4.31% in 2002. The average rate on earning assets decreased 46 basis points from 7.08% in 2002 to 6.62% in 2003 and the average rate on interest-bearing liabilities decreased from 2.91% in 2002 to 2.01% in 2003. Although the Bank cannot predict with certainty future interest rate decisions by the Federal Open Market Committee ("FOMC"), the Bank believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable net interest margin.

Non-Interest Income of the Bank

Non-interest income increased to $1,626,000 (not including $15,000 in gains from sale of securities) in 2003 from $1,380,000 in 2002. The significant increase in non-interest income for 2003 was due to additional service charges on an increased number of deposit accounts plus the fees generated by the Mortgage Division. During the first three quarters of 2003, mortgage loan volume continued to be strong, driven largely by mortgage refinancing stimulated by low interest rates. This sharp increase in mortgage loans provided opportunities to establish many new banking relationships by providing more bank services and products to new customers. The Mortgage Division originated 468 mortgage loans, totaling $52,670,214 in 2003 as compared with 423 loans totaling $46,405,000 during the year ended December 31, 2002. For the year ended December 31, 2003, the Mortgage Division accounted for 5.57% of the Bank's pre-tax earnings.

For the year ended December 31, 2003 non-interest income represented 17.33% of the Bank's total revenues and remained steady when compared to the figure of 17.55% for the prior year. One of the Bank's goals is to continue to evaluate and identify new sources of non-interest income as well as enhance existing ones. For example, to increase non-interest income, the Bank has purchased a membership interest in a limited liability company that issues title insurance policies.

Non-Interest (Operating) Expense of the Bank

Non-interest, or operating, expense was $4,405,000 in 2003 compared to $3,492,000 in 2002. The significant increase in expense can be attributed to increased occupancy expense, an increase in equipment depreciation expenses, and increase in outside expenses, including costs associated with the formation of Financial, and an increase in the number of employees necessary to accommodate the Bank's growth. Total personnel expense increased to $1,800,000 in 2003 from $1,454,000 in 2002 primarily as a result of staffing of the Madison Heights Branch and increased staffing at the Bank's main office. Variable expenses, including data processing fees and credit expenses also increased because of the Bank's growth.

While the Bank's growth necessitated an increase in staff, space, and operating expenses, the Bank was able to increase its productivity and improve its efficiency ratio (that is, the cost of producing each dollar of revenue) from 65.28% in 2002 to 61.95% in 2003.

Provision and Allowance for Loan Losses for the Bank

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

Prior to January, 2001 management provided for loan losses at a rate of 1.25%, which approximated its peer group average. Beginning in January 2001 management revised its method for determining the allowance for loan losses. At that time a loan loss provision risk rating system was formulated for commercial loans based on existing levels used by peer banks and the Bank's actual experience. The "tiering" system (see Table 1 below) allows for each commercial loan to be classified by management based on their perceived level of risk when such factors as collateral adequacy/value, cash flow/capacity to repay debt, credit history, and other factors are taken into account.

Table 1
Bank of the James Tiered Risk Weighting System for Commercial Loans

Risk Categories	Classification	% of Loan Provided for in Loan Loss Reserve
RISK 1	Excellent	0%
RISK 2	Above Average	1/2%
RISK 3	Satisfactory	1%
RISK 4	Special Mention	5%
RISK 5	Substandard	15%
RISK 6	Doubtful	50%
RISK 7	Loss	100%

At the Board of Directors meeting on March 15, 2001, the board voted to change the loan loss reserve percentage for commercial loans from 1.25% of the loan portfolio to the greater of 1.00% or the amount determined by the tiering system set forth in Table 1. In addition, the Bank accrues a loan loss reserve of 1.50% for consumer loans and 0.50% for real estate loans. Management anticipates that the new loan loss policy will more closely approximate actual losses.

The Bank's reserve for possible loan losses increased from $1,081,000 in 2002 to $1,451,000 in 2003, or 1.25% of the Bank's total loan portfolio. This increase resulted from increased loan volume and the application of the Bank's loan loss provision rating system discussed above.

The Bank retained the services of an external loan review firm to examine its loan portfolio in the second week of February 2002. After examination of approximately 91 loans totaling $16,933,000 in exposure, or approximately 24% of the Bank's total outstanding loan balances, the results of the external loan review showed the Bank's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

The Bank retained the services of an external loan review firm to examine its loan portfolio in the last week of March 2003. After examination of approximately 102 loans totaling $34,240,000 in exposure, or approximately 38.6% of the Bank's total outstanding loan balances, the results of the external loan review showed the Bank's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

The Bank again has retained the services of an external loan review firm to examine its loan portfolio. The firm will perform the examination beginning in the last week of March 2004.

In addition, the Bank currently is implementing a system whereby it will, on a quarterly basis, calculate the impairment of loans on an individual basis and make corresponding adjustment to the loan loss reserve.

Income Tax Expense of the Bank

For the year ended December 31, 2003, the Bank had a federal income tax expense of $738,000. Note 8 of the Financial Statements provide additional information with respect to current federal income tax expense and the deferred tax accounts.

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. Management proactively has been examining alternative sources of funding, including but not limited to lines of credit, sale of investment securities, purchase of federal funds, term loans through the Federal Home Loan Bank and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common shareholders' equity, defined to include certain debt obligations) and Tier 2 (the remainder generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). Note 14 of the Financial Statements shows the minimum capital requirements and the Bank's capital position as of December 31, 2003 and 2002. As set forth in Note 14, the Bank's regulatory capital levels exceed those established for well-capitalized institutions.

The Bank was initially capitalized through a public offering of its common stock, $4.00 par value per share ("Common Stock"), at $10.00 per share (the "Offering"). The Offering, which concluded in February, 1999, resulted in a capitalization of the Bank of $9,356,300. As a result of the Offering and funds generated from operations, the Bank has sufficient capital with which to operate and consequently Financial has no current plans to raise additional capital through another issuance of Common Stock or otherwise.

At December 31, 2003, shareholders' equity was $11,309,000 compared to $9,973,000 at December 31, 2002. As discussed more fully in "Financial Condition Summary" above, the increase in shareholders' equity is attributable to the net income earned in 2003.

BANK OF THE JAMES
Management's Discussion and Analysis or Plan of Operation
Years Ended December 31, 2003 and December 31, 2002

Lending by the Bank

The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrowers' ability to repay. The Bank's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

Total loans, net of fees and premiums and discounts and the loan loss provision, increased to $114,604,000 as of December 31, 2003 compared to $85,750,000 as of December 31, 2002. As of December 31, 2003, the Bank had $100,000 in non-accrual loans compared with $42,000 at December 31, 2002. The Bank continues to pursue an aggressive charge off policy that also yields loan recoveries.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Management's focus on finding alternative sources of funding discussed above is being done so that the Bank can continue to make loans and grow its loan portfolio. Continued loan growth is essential for the Bank to be viewed by its potential customers as a willing lender.

Investment Securities of the Bank

The investment securities portfolio of the Bank is used as a source of income and liquidity. The portfolio of securities available for sale has decreased to $6,963,000 as of December 31, 2003 from $8,478,000 as of December 31, 2002. This decrease can be attributed to the call or maturity of securities in the Bank's portfolio.

Deposited funds are generally invested in overnight vehicles (Fed Funds) until approved loans are funded. The decision to purchase investment securities is made based on several factors or a combination thereof, some of which are as follows:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Fed Funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining approximately 8% of the Bank's total assets in a combination of Fed Funds and investment securities (aggregate of available for sale and held to maturity portfolios);

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available for sale securities (as opposed to held to maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the US Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Securities held to maturity decreased from $8,000,000 as of December 31, 2002 to $7,993,000 as of December 31, 2003. The decision to invest in securities held to maturity is based on the same factors as the decision to invest in securities available for sale except that management invests surplus funds in securities held to maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security.

The balancing of the above factors along with the investment policy that management currently has in place contributed to the decrease in the investment securities portfolio during 2003.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Bank's sensitivity to interest rate movements. The income stream of the Bank is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Bank's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or reprice in specified periods. The Bank's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to limit interest rate risk by not making fixed rate loans in excess of five years. The Bank established the Mortgage Loan Division to serve potential customers that desired fixed rate loans in excess of five years. The Bank will not hold such mortgage loans on its books and thus will not be subject to the interest rate risks inherent with these fixed rate loans.

Management believes that the Bank has been successful in managing its interest rate margins despite numerous rate cuts by The Federal Open Market Committee since 2001. During 2003, the Bank's prime rate decreased from 4.25% to 4.00%. In large part because of the decreasing interest rates, the Bank's interest rate margin was under pressure and the Bank's spread on earning assets to interest bearing liabilities increased from 4.17% in 2002 to 4.61% in 2003. Management combated this pressure by constantly monitoring and repricing deposits.

The Bank's management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at a minimum of weekly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on the Bank's earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and GAP Analysis.

GAP Analysis matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities. If a mismatch exists, it affects profitability. This tool uses a "Gap" to measure mismatches. Its formula is:

(Maturing Assets – Maturing Liabilities)/Total Earning Assets = Gap

Each maturity term, or "bucket," has a Gap. The greater the number of buckets used (i.e., the shorter the length of each maturity term), the more accurate the results. It is common to break the first year into twelve buckets, the next two years into quarterly buckets, and subsequent years into annual buckets. The Bank concentrates mainly on the following two buckets: 1 day to 1 year and 1 day to 3 years.

The Bank currently subscribes to computer simulated modeling tools made available through its core data processing firm, FinPro, to aid in GAP Analysis calculation. In addition to monitoring by the ALCO Committee, the board is informed of the current GAP situation and its effect on earnings at the monthly board meetings.

Current Trends

A variety and wide scope of economic factors affect the Bank's success and earnings. Although interest rate trends are one of the most important of these factors, the Bank believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, the Bank prepares for the opposite as well in order to safeguard margins against the unexpected.

The downward trend in interest rates during 2003 was due to the actions of the FOMC resulting from a slowing economy compounded by the effects of the events of September 11. As of March 10, 2004, the FOMC officially had adopted a neutral bias with respect to future interest rates. Although it cannot be certain, management believes that long term interest rates will either remain stable or trend upward throughout the remainder of 2004. Given the FOMC's current non-bias, short term rates cannot be predicted. An increased long term interest rate is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Comparison Graphs

Profitability Ratios


Return on Assets
Return on Equity
2.00
1.00
0.00
-1.00
-2.00
-3.00
-4.00
-5.00
-6.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
Return on Assets	(5.51)	(0.23)	1.02	0.84	1.14
Return on Equity	(9.68)	(1.03)	7.19	8.59	13.31

Return on Assets and Return on Equity are the two most common measurements of a bank's profitability. Return on Assets is computed by dividing net after-tax income by average assets. This ratio lets you know how well the bank is managing and investing the bank's assets. Return on Equity is computed by dividing the bank's net after-tax income by average equity. This ratio tells you how well the bank is performing for its stockholders.

Annual Growth Rates


Percent
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
-50.00
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
Total Assets	NA	80.87	48.54	50.92	27.12
Net Loans & Leases	NA	418.97	90.18	34.30	33.65
Total Deposits	NA	116.87	56.85	56.38	28.96
Tier 1 Capital	NA	(1.00)	7.44	8.99	14.34

Sustainable growth is a top priority for banking organizations. However, a bank with excessive growth objectives may engage in activities that unduly increase its exposure to various risks, such as compromising its credit standards or setting up unprofitable pricing structures to increase business. These decisions could lead to significant deterioration for the bank in its asset quality, earnings, or liquidity. Excessive growth may also lead to undue leverage and capital inadequate to support the bank's activities.

Comparison Graphs

Net Interest Margin

(as a % of average assets)



9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Percent

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
Interest Income	3.19	8.33	7.69	6.70	6.26
Interest Expense	1.18	3.85	3.65	2.62	1.83
Net Interest Margin	2.01	4.48	4.04	4.08	4.43
Provision for Loan Loss	0.79	0.82	0.68	0.64	0.45

Net Interest Margin is the difference between the interest a bank earns on its earning assets and the interest it pays to fund those assets through deposits and borrowings. Interest Income, Interest Expense and Net Interest Margin are all presented as a percent of Average Assets. The Provision for Loan Loss, a charge for anticipated future loan problems, is also presented relative to Average Assets.

Loan Mix and Growth



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$ Thousands

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
Real Estate Loans	1,598	7,173	19,688	32,339	44,547
Commercial Loans	3,511	20,909	35,277	42,968	59,027
Consumer Loans	1,478	5,899	9,563	11,464	12,427
Agricultural Loans	0	0	57	43	7
All Other Loans*	2	16	10	17	46

including any foreign office loans

The balances and growth of the various categories of loans are examined for the five time periods presented.

Comparison Graphs

Deposit Mix and Growth


60,000
50,000
40,000
30,000
20,000
10,000
0
$ Thousands
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03
■ Demand Deposits	900	5,189	8,436	14,321	16,420
■ NOW, MMDA & Savings	8,427	8,759	14,957	28,737	44,517
□ Time Deposits < $100,000	6,418	21,049	31,143	45,805	56,580
■ Time Deposits > $100,000	3,714	7,203	11,653	14,646	15,969

The balances and growth of the various categories of domestic deposits are examined for the five time periods presented. Demand deposits are a source of interest free funds that are typically viewed as very stable.

Efficiency Ratio


350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Percent
328.12
87.39
72.98
65.28
62.08
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
■ Non-Interest Expense / Net Interest Income + Non-Interest Income

The Efficiency Ratio is a common measurement of a bank's productivity at producing revenues through both interest and non-interest sources. The ratio is computed by dividing Non-Interest Expense by the sum of Net Interest Income and Non-Interest Income. Generally, the lower the ratio...the more efficient the bank. Care must be taken, however, to account for the types of businesses in which the bank is involved as some activities may require more overhead.

Board of Directors

Robert R. Chapman, III
President and Chief Executive Officer, Bank of the James
President, Bank of the James Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel,
Schewel Furniture Company

Ted F. Counts
Chief Executive Officer,
The Counts Realty and Auction Group, Inc.

Ronald V. Dolan
President and CEO, Retired,
First Colony Life Insurance Company

Donald M. Giles
President and CEO, Moore & Giles, Inc.

James R. Hughes, Jr.
Chief Executive Officer, Retired, Bank of the James
Vice Chairman, Board of Directors, Bank of the James and
Bank of the James Financial Group, Inc.

Carl B. Hutcherson, Jr.
Mayor, City of Lynchburg,
President, Carl B. Hutcherson Funeral Home,
Pastor, Trinity United Methodist Church

Thomas W. Pettyjohn, Jr.
Vice Chairman, Board of Directors,
Bank of the James and Bank of the
James Financial Group, Inc.
Investment Advisor,
Davidson & Garrard, Inc.

Kenneth S. White
Chairman, Board of Directors, Bank of the James and
Bank of the James Financial Group, Inc.
Of Counsel, Edmunds & Williams, PC

Richard R. Zechini
President, Richard R. Zechini, D.D.S. Ltd.

Bank Officers

Robert R. Chapman, III
President and Chief Executive Officer

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Martin E. Waltemyer
Executive Vice President and Chief Operating Officer

Kevin M. Gill
Senior Vice President and Senior Lending Officer

Harry P. "Chip" Umberger
Senior Vice President and Senior Credit Officer

Chris P. Taylor
Senior Vice President – Commercial Lending

Donna W. Guthrie
Vice President – Retail Lending

Danny R. Wilson
Vice President
Bank of the James Mortgage

Rhonda R. Buracker
Assistant Vice President – Loan Administration

Brenda P. Gray
Assistant Vice President, Branch Manager,
and Corporate Development Officer

Faye S. Lethcoe
Assistant Vice President – Retail Lending

Wilma K. E. Rucker
Assistant Vice President and Operations Officer

Vickie D. Spencer
Assistant Vice President and Marketing Officer

Deborah R. Haile
Branch Manager

Barry T. "Tom" McBride
Branch Manager

Sheila M. Wright
Branch Manager

Claudia M. Pollard
Assistant Branch Manager

Gloria A. Stanley
Assistant Branch Manager

Rhonda M. Mills
Mortgage Operations Officer
Bank of the James Mortgage

Allen C. Puckett
Retail Loan Officer

Frances L. Roberts
Retail Loan Officer

Waller G. Wills, IV
Commercial Loan Officer

Shirley A. Mikkelson
Mortgage Loan Officer
Bank of the James Mortgage

Brandon P. Farmer
Technology Officer

Branch Locations


Bank
The James

Church Street Office
615 Church Street • Lynchburg, VA 24504
(434) 846-2000



Chestnut Hill Office
5204 Fort Avenue • Lynchburg, VA 24502
(434) 237-1144

Madison Heights Office
4698 S. Amherst Highway • Madison Heights, VA 24572
(434) 846-8887


4698

Main Street Office
828 Main Street • Lynchburg, VA 24504
Opening Summer 2004



Forest Office
17000 Forest Road, Suite A
Forest, VA 24551
(434) 534-8080



Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, VA 24551
(434) 534-8090

Products and Services

INDIVIDUAL BANKING

Jefferson Checking
Regular and Interest Checking
James River Checking
Check Plus Checking
50 Plus Checking
Community Money Market Accounts
Premium Money Market Accounts
Peaks Savings Accounts
Minor Savings Accounts
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Club Accounts
Visa Debit and Credit Cards
On-Line Banking with Bill Pay

BUSINESS BANKING

Business Economy Checking
Small Business Checking
Business Interest Checking
Business Checking Analysis
IOLTA Accounts
Money Market Sweep Accounts
Better Business Banking Packages
Credit Card Merchant Program
On-Line Banking with Bill Pay
Business Term Loans
Commercial Mortgages
Government Loan Programs

MORTGAGE PRODUCTS

Conventional Loans
FHA Loans
VA Loans
VHDA Loans

ADDITIONAL PRODUCTS

Telephone Banking
Coin Counting
Wire Transfers
No Bounce Checking Privilege
Direct Deposit
Safe Deposit Boxes
ATM's
Travelers Checks
Cashiers Checks
Notary Service

Business Profile

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through it's subsidiary, Bank of the James. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James is a locally owned community bank and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

During the last decade, our community has witnessed a number of changes in the banking industry. Mergers among the largest banking organizations created a new class of mega-banks. Bank of the James was organized to fill this void of local banking. Capitalized by 2,400 shareholders, this group of investors provided the initial customer base and remains integral to the success of the Bank.

When Bank of the James opened its doors four and one half years ago, we brought together many of the area's finest bankers to provide our customers with fast, local banking. From a start-up team of 12 employees and 10 directors, the bank enjoys the reputation as being one of our area's top performing community banks. Our dedication and commitment to service is the foundation that our company has been built on and this will never change. We believe that our customer's financial goals, both personal and professional, are our number one priority. Our goal is simply to treat our customers the way we ourselves want to be treated. The mission of Bank of the James was to create a top performing community bank that delivered outstanding customer service in the most professional, friendly and caring manner possible and to have a positive and direct impact on the cities and counties that we serve. We strongly believe that our focus on personal relationships with our customers and our local presence in the community is the reason we have enjoyed great success.

The Bank offers a broad range of competitive financial products and operates four full-service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Lynchburg, Virginia community. The bank plans to open a fifth office in Lynchburg in Summer 2004.

As of December 31, 2003, Bank of the James had 60 employees, 2,100 shareholders and assets of $145 million.

ADDITIONAL INFORMATION

Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

For analysts, portfolio managers and other financial information: contact J. Todd Scruggs at (434) 846-2000 or 1-877-266-0765.

Requests for printed materials including annual reports, proxy statements, 10-KSB and 10-QSB reports: visit www.sec.gov

News and media representatives should contact:
Vickie D. Spencer at (434) 846-2000 or 1-877-266-0765.

CORPORATE HEADQUARTERS

Bank of the James Financial Group, Inc.
615 Church Street • Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address
Post Office Box 1200 • Lynchburg, Virginia 24505-1200

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 4 p.m. on Thursday, May 13, 2004 at the Bank of the James Building, 8th Floor, 828 Main Street, Lynchburg, Virginia 24504. All shareholders are cordially invited to attend.

COMMON STOCK

Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF There were approximately 2,100 active shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2003.

INDEPENDENT PUBLIC ACCOUNTANTS

Cherry, Bekaert & Holland, L.L.P.
1700 Bayberry Ct., Suite 300 • Richmond. Virginia 23226-3791
(800) 849-8281

CORPORATE COUNSEL

Edmunds & Williams
800 Main Street, Suite 400 • Lynchburg, Virginia 24504
(434) 846-9000

TRANSFER AGENT

Shareholders requesting information on stock transfers, lost certificates, dividends and other Shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue • Ardmore, PA 19003
Telephone: (610) 640-7300
Fax: (610) 649-7302

FINANCIAL REPORTING

This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Cherry, Bekaert & Hollard, L.L.P. audited the Company's year-end financial statements.

INTERNET ADDRESS

Please visit our website at:
www.bankofthejames.com

Bank of the James and Bank of the James Financial Group, Inc. are Equal Opportunity Employers. Bank of the James is an Equal Housing Lender. Bank of the James is a member of the Federal Deposit Insurance Corporation.

This report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "estimate", "expect", "intent", "anticipate", "plan", and similar expressions and variations thereof, identify certain such forward-looking statements which speak only as of the dates on which they were made. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to, competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Bank of the James Financial Group, Inc. filings with the Federal Reserve Board.

Bank of The James

FINANCIAL GROUP, INC.

www.bankofthejames.com